Exhibit 99.12

GLASS HOUSE BRANDS INC.

(FORMERLY KNOWN AS MERCER PARK BRAND ACQUISITION CORP.),

as the Corporation

and

ODYSSEY TRUST COMPANY,

as the Warrant Agent

SUPPLEMENT TO THE WARRANT AGENCY AGREEMENT

As of June 29, 2021

THIS SUPPLEMENT TO THE WARRANT AGENCY AGREEMENT (the “Supplement”) dated as of June 29, 2021

BETWEEN:

GLASS HOUSE BRANDS INC.,

incorporated under the laws of the Province of British Columbia (hereinafter called the “Corporation”)

AND

ODYSSEY TRUST COMPANY,

a trust company incorporated under the Loan and Trust Corporations Act (Alberta) with an office in the City of Calgary in the Province of Alberta (hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

1.	The Corporation and the Warrant Agent executed a warrant agency agreement dated as of May 13, 2019 (the “Warrant Agency Agreement”), governing the terms of certain share purchase warrants in the capital of the Corporation (the “Warrants”, and each, a “Warrant”).

2.	Pursuant to the Warrant Agency Agreement, in addition to certain “cashless” exercise rights for certain holders, each holder of a Warrant (“Holder”) was entitled to receive, upon the exercise of such Holder’s whole Warrant(s) and subject to adjustment in accordance with the terms and conditions of the Warrant Agency Agreement, one (1) Class A restricted voting share of the Corporation (each, a “Class A Restricted Voting Share”) at an exercise price of US$11.50 per Class A Restricted Voting Share.

3.	The Warrants would become exercisable only commencing 65 days following the date of the closing of the Corporation’s qualifying transaction, as defined in the Exchange’s listing manual (“Qualifying Transaction”).

4.	The Corporation entered into an agreement and plan of merger with, inter alios, GH Group, Inc., a Delaware corporation (“GH Group”), and certain of its shareholders in order for the Corporation, or a wholly owned subsidiary of the Corporation, to acquire all of the equity interests of GH Group (the “Transaction”), which will also qualify as the Corporation’s Qualifying Transaction.

5.	In connection with the Transaction, the Corporation has effected and intends to effect certain amendments to its notice of articles and articles, including to be renamed “Glass House Brands Inc.” (the “Amendments”).

6.	The Amendments provide for, among other things: (i) the creation of two new share classes of the Corporation, being the restricted voting shares and the limited voting shares, and the attachment of special rights and restrictions to those shares, including applying coattail terms to such shares similar to those applicable to the existing subordinate voting shares of the Corporation; (ii) the amendment of the special rights and restrictions attached to the existing subordinate voting shares, including without limitation, the amendment of the requirements on who may hold such shares; (iii) the amendment of the special rights and restrictions attached to the existing multiple voting shares (the “Multiple Voting Shares”) in order to convert the terms of such class of shares into nominal value preferred shares with a US$0.001 per share redemption and liquidation value, carrying 50 votes per Multiple Voting Share, having limited transferability and being subject to a three (3) year sunset provision, at which time they would be automatically redeemed by the Corporation; and (iv) the amendment of the special rights and restrictions attached to the Class A Restricted Voting Shares and Class B Shares so that, effective simultaneously with the closing of the Transaction, the unredeemed Class A Restricted Voting Shares and Class B Shares would be converted on a one-for-one basis into subordinate, restricted or limited voting shares (as newly constituted, the “Subordinate Voting Shares”).

7.	As of the closing of the Transaction (the “Effective Date”), among other things:

(a)	each whole Warrant outstanding will represent an equivalent whole Warrant of the Corporation (as the resulting issuer of the Transaction); and

(b)	each Holder of a Warrant outstanding immediately prior to the Effective Date will become entitled to receive, upon the exercise for cash of such Holder’s whole Warrant, one (1) Subordinate Voting Share (as newly constituted) at an exercise price of US$11.50 per Subordinate Voting Share.

8.	The Transaction, together with the Amendments, constitutes a Capital Reorganization (as defined in Section 4.1(1)(c) of the Warrant Agency Agreement).

9.	Section 4.1(1)(d) of the Warrant Agency Agreement authorize the Corporation and the Warrant Agent to execute and deliver a supplemental agreement to give effect to a Capital Reorganization under the Warrant Agency Agreement.

10.	The Corporation wishes to amend the Warrant Agency Agreement in order to reflect the foregoing recitals, which are made as representations of the Corporation and not by the Warrant Agent.

11.	The Warrant Agent has agreed to enter into this Supplement to the Warrant Agency Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Agency Agreement, as modified by this Supplement to the Warrant Agency Agreement from time to time.

NOW THEREFORE THIS SUPPLEMENT TO THE WARRANT AGENCY AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

SECTION 1

DEFINITIONS AND AMENDMENTS TO WARRANT AGENCY AGREEMENT

(1)	Definitions

This Supplement to the Warrant Agency Agreement is supplemental to the Warrant Agency Agreement, and the Warrant Agency Agreement shall henceforth be read in conjunction with this Supplement to the Warrant Agency Agreement, and all the provisions of the Warrant Agency Agreement, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Agency Agreement and of this Supplement to the Warrant Agency Agreement were contained in one instrument, and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Agency Agreement. Except as otherwise defined herein, all capitalized terms contained in this Supplement to the Warrant Agency Agreement (including the recitals hereto) shall have the meanings given to them in the Warrant Agency Agreement.

(2)	Interpretation

On and after the date hereof, each reference to the Warrant Agency Agreement, as amended by this Supplement to the Warrant Agency Agreement, “this Warrant Agency Agreement”, “Agreement”, ”this Agreement”, ”herein”, ”hereby”, and similar references, and each reference to the Warrant Agency Agreement in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Agency Agreement, as amended hereby. Except as specifically amended by this Supplement to the Warrant Agency Agreement, all other terms and conditions of the Warrant Agency Agreement shall remain in full force and unchanged.

(3)	Amendments to Warrant Agency Agreement

(a)	Recitals B through F inclusive of the Warrant Agency Agreement are hereby deleted in their entirety.

(b)	A new Recital B. of the Warrant Agency Agreement is hereby added to read as follows:

(i)	“B. The Corporation (then known as Mercer Park Brand Acquisition Corp.) entered into an agreement and plan of merger with, inter alios, GH Group, Inc., a Delaware corporation, and certain of its shareholders, in order for the Corporation, or a wholly owned subsidiary of the Corporation, to acquire all of the common equity interests of GH Group (the “Transaction”), which also qualified as the Corporation’s Qualifying Transaction (as such term is defined in the Neo Exchange Inc. Listing Manual). In connection with the completion of the Transaction, the Corporation has effected or will effect certain amendments to its notice of articles and articles (the “Amendments”), including being renamed “Glass House Brands Inc.””

(c)	A new Recital C. of the Warrant Agency Agreement is hereby added to read as follows:

(i)	“C. The Amendments provide for, among other things: (i) the creation of two new share classes of the Corporation, being the restricted voting shares and the limited voting shares, and the attachment of special rights and restrictions to those shares, including applying coattail terms to such shares; (ii) the amendment of the special rights and restrictions attached to the existing subordinate voting shares, including without limitation, the amendment of the requirements on who may hold such shares; (iii) the amendment of the special rights and restrictions attached to the existing multiple voting shares (the “Multiple Voting Shares”) in order to convert the terms of such class of shares into nominal value preferred shares with a US$0.001 per share redemption and liquidation value, carrying 50 votes per Multiple Voting Share, having limited transferability and being subject to a three (3) year sunset provision, at which time they are to be automatically redeemed by the Corporation; and (iv) the amendment of the special rights and restrictions attached to the Class A Restricted Voting Shares and Class B Shares so that, effective simultaneously with the closing of the Transaction, the unredeemed Class A Restricted Voting Shares and Class B Shares are converted on a one-for-one basis into subordinate, restricted or limited voting shares (as newly constituted, the “Subordinate Voting Shares”).”

(d)	A new Recital D. of the Warrant Agency Agreement is hereby added to read as follows:

(i)	“D. As of the closing of the Transaction, among other things:

i.	each whole Warrant outstanding will represent an equivalent whole warrant of the Corporation (as the resulting issuer of the Transaction);

ii.	each Holder of a Warrant outstanding immediately prior to the closing of the Transaction will become entitled to receive, upon payment by the Holder of the Exercise Price, and subject to adjustment and penalties in certain circumstances, one Share, being a Subordinate Voting Share (as newly constituted) of the Corporation, at an exercise price of US$11.50 per Share (similarly, the applicable number of Shares, being Subordinate Voting Shares of the Corporation, will be issuable on a “cashless” basis subject to and in accordance with Section 3.2(3) or Section 3.2(4), as applicable, of this Agreement); and

iii.	the Warrants become exercisable commencing on the date that is 65 days following the date of the closing of the Transaction (the “Commencement Time”) and terminating at the Expiry Time upon and subject to the terms and conditions herein set forth;”

(e)	The following definitions in Section 1.1 of the Warrant Agency Agreement are hereby amended to read as follows:

(i)	“Agreement” or “this Agreement” means this warrant agency agreement dated as of the date hereof between the Corporation and the Warrant Agent, as amended or supplemented from time to time including by this Supplement to the Warrant Agency Agreement;

(ii)	“Commencement Time” has the meaning ascribed thereto in recital (D);

(iii)	“Corporation” means Glass House Brands Inc., and includes any Successor Corporation to or of Glass House Brands Inc., which has complied with the provisions of Article 8;

(iv)	“Designated Jurisdictions” means all of the provinces and territories of Canada, other than the Province of Quebec;

(v)	“Equity Shares” means the Shares and any shares of any other class or series of the Corporation which may, from time to time, be authorized for issue if, by their terms, such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued Dividends;

(vi)	“Expiry Date” means, with respect to any Warrant, June 29, 2026, provided that if an Acceleration Event occurs and the Corporation accelerates the Expiry Date in accordance with Section 3.3, the Expiry Date shall be determined in accordance with Section 3.3;

(vii)	“Founders’ Warrant” means, the 6,864,500 Warrants sold to the Sponsor in connection with the Offering;

(viii)	“Offering” means the initial public offering and sale of an aggregate of 13,475,000 Class A Restricted Voting Units at a price of US$10.00 per Class A Restricted Voting Unit (and which also qualified the distribution of the Class B Units and the Warrants issued to the Sponsor);

(ix)	“Shares” means the Subordinate Voting Shares (as newly constituted) for which the Warrants are conferred the right to acquire, and provided that in the event of any adjustment in accordance with the provisions of Article 4 hereof, “Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Share” means any one of them;

(x)	“Subordinate Voting Shares” has the meaning ascribed thereto in recital (C);

(xi)	“U.S. Private Placement Memorandum” means the final U.S. private placement memorandum which contains the final prospectus of the Corporation dated May 7, 2019, pursuant to which certain Qualified Institutional Buyers purchased the Class A Restricted Voting Units in the Offering; and

(xii)	“Warrants” means the 28,489,500 share purchase warrants of the Corporation created and issued hereunder (together with any additional Warrants pursuant to further issuances by the Corporation after the closing date of the Transaction, if applicable), and for the time being outstanding entitling registered holders thereof to acquire, upon the valid exercise for cash of each whole Warrant and subject to adjustment in certain circumstances, one Share in accordance with the terms hereof (or alternatively, the applicable number of Shares will be issuable on a “cashless” basis subject to and in accordance with Section 3.2(3) or Section 3.2(4), as applicable, of this Agreement), and “Warrant” means any one of them.

(f)	The following definitions in Section 1.1 of the Warrant Agency Agreement are hereby added to read as follows:

(i)	“Amendments” has the meaning ascribed thereto in recital (B);

(ii)	“Multiple Voting Shares” has the meaning ascribed thereto in recital (C);

(iii)	“Transaction” has the meaning ascribed thereto in recital (B).

(g)	The definitions of “Closing of the Offering”, “Escrow Funds”, “Founders’ Shares”, “Over-Allotment Option”, “Permitted Timeline”, “Prospectus”, “Underwriter” and “Unit Certificate” in Section 1.1 of the Warrant Agency Agreement are hereby deleted in their entirety.

(h)	All references to “a Qualifying Transaction” or “the Qualifying Transaction” in the Warrant Agency Agreement shall be replaced with “the Transaction”, and the definition of “Qualifying Transaction” shall be deleted in its entirety.

(i)	Section 2.1(2) shall be amended to read as follows:

“Subject to the terms and conditions of this Agreement, a total of 28,489,500 Warrants entitling the holders thereof to acquire up to 28,489,500 Shares are hereby confirmed as having been created (together with any additional Warrants pursuant to further issuances by the Corporation in connection with or after the closing date of the Transaction, if applicable, which additional Warrants will be documented by way of a treasury direction provided by the Corporation to the Warrant Agent) and authorized to be issued hereunder upon the terms and conditions herein set forth and shall be executed. For greater certainty, the number of Warrants authorized to be issued hereunder shall be unlimited.”

(j)	Sections 2.4(1), 2.4(2), 2.4(4), 2.4(5), 2.4(6), 2.4(7), 2.4(9) and 2.4(10) shall be deleted in their entirety, and all references to the Detachment Date in the Warrant Agency Agreement shall be deleted. For greater certainty, any provisions in the Warrant Agency Agreement that apply prior to, on or after the Detachment Date shall be read without any such requirement.

(k)	Section 2.4(8) shall be amended to read as follows:

“The Corporation shall maintain a list of all registered holders of Unit Certificates.”

(l)	Section 2.5(2) shall be amended to read as follows:

“All Certificated Warrants validly issued and Authenticated prior to the date of this Supplement to the Warrant Agency Agreement shall remain valid, subject to the terms herein. For those Warrants that will be evidenced by a certificate issued after the closing date of the Transaction, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Corporation and the Warrant Agent, shall be dated as of the issue date hereof, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by either of the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Corporation, whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.”

(m)	Section 3.2(7) of the Warrant Agency Agreement shall be amended to read as follows:

“A beneficial owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment of the Exercise Price (unless such Book Entry Participant is required (if he, she or it wishes to exercise the applicable Warrants) to exercise his, her or its Uncertificated Warrants on a cashless basis in accordance with Section 3.2(3), which election shall be indicated in such notice delivered to the Depository), the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (“Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system. Such Confirmation from the Depository to the Warrant Agent shall electronically confirm that the beneficial holder of Uncertificated Warrants at the time of exercise of the Uncertificated Warrants: (a) is not in the United States; and (b) is not a U.S. Person and is not exercising the Uncertificated Warrants on behalf of a U.S. Person or a person in the United States. If the Depository (i) is not able to make or deliver the foregoing Confirmation to the Warrant Agent or (ii) the beneficial owner of the Uncertificated Warrants is in the United States or exercising for the account or benefit of a U.S. Person, including without limitation Qualified Institutional Buyers that acquired Warrants in the Offering, such Uncertificated Warrants shall be removed from the book entry registration system, and an individually registered Warrant Certificate shall be issued to such beneficial holder, and the exercise procedures set forth in Section 3.2(1) shall be followed.”

(n)	Section 3.4(4) of the Warrant Agency Agreement shall be amended to read as follows:

The Warrants and the Founders’ Warrants may be exercised for cash, or in the case of the Founder’s Warrants in certain circumstances on a “cashless basis” in accordance with Section 3.2(4) of this Agreement, or shall be exercised on a “cashless basis” in accordance with subsection 3.2(3) of this Agreement at any time after notice of Redemption shall have been given by the Corporation pursuant to Section 3.4(3) hereof and prior to the Redemption Date.

(o)	4.1(1)(c)(ii) of the Warrant Agency Agreement shall be amended to read as follows:

“a consolidation, merger, plan of arrangement, compulsory acquisition under section 300 of the Business Corporations Act (British Columbia) (provided that in the case of such a compulsory acquisition, there are no Multiple Voting Shares issued and outstanding at the time of giving notice thereof), or amalgamation of the Corporation with or into any other Person which results in the cancellation, reclassification or redesignation of the Shares or a change, exchange or conversion of the Shares into or for other shares or securities or property or the transfer of all or substantially all of the assets of the Corporation to another body corporate, trust, partnership or other entity or the Corporation being controlled (within the meaning of the Tax Act) by another corporation or entity;”

(p)	Section 6.2 of the Warrant Agency Agreement shall be amended to read as follows:

“The Corporation covenants that it shall pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expenses, disbursements or advances as may arise out of or result from the Warrant Agent’s gross negligence, wilful misconduct or bad faith. The Warrant Agent shall not have any recourse against the securities or any other property held by it pursuant to this Agreement for payment of its fees. Any amount owing under this Section 6.2 and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 6.2 shall survive the resignation of the Warrant Agent or the termination of this Agreement.”

(q)	The following last sentence of Section 11.12 (Indemnification of the Warrant Agent) of the Warrant Agency Agreement is hereby deleted:

(i)	“For greater certainty, it is expressly understood that the Escrow Funds shall not be used to pay any of the Indemnified Parties’ fees, expenses or disbursements, certificates or claims, and the Warrant Agent acknowledges and agrees that it shall not be entitled to and waives any rights to or interest in any of the Escrow Funds in the escrow account under any circumstances.”

(r)	Schedule “A” – Mercer Park Brand Acquisition Corp. Form of Warrant Certificate to the Warrant Agency Agreement shall be replaced with Schedule “A” – Glass House Brands Inc. Form of Warrant Certificate to this Supplement to the Warrant Agency Agreement. Former certificates in the name of Mercer Park Brand Acquisition Corp. shall remain valid subject to the term hereof.

SECTION 2

ADDITIONAL MATTERS

(1)           Corporation’s Liabilities

The Corporation hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall remain liable for and shall perform the obligations of the Corporation under the Warrant Agency Agreement and, in particular but without limitation, the Corporation hereby covenants, acknowledges and agrees that, as and from the date hereof, upon written notice from the Warrant Agent of the exercise of a Warrant(s) in accordance with the terms of the Warrant Agency Agreement, the Corporation shall cause the issuance of the necessary number of Shares necessary to settle such exercise, and shall cause the delivery thereof to the Warrant Agent (or as the Warrant Agent may otherwise direct the Corporation in writing).

(2)           Confirmation of Warrant Agency Agreement

The Warrant Agency Agreement shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Agency Agreement in all other respects.

(3)           Acceptance of Supplement to the Warrant Agency Agreement

The Warrant Agent agrees to accept the new Warrant Certificates and confirms its role as warrant agent in this Supplement to the Warrant Agency Agreement and agrees to carry out and discharge the same upon the terms and conditions in accordance with the Warrant Agency Agreement, as supplemented by this Supplement to the Warrant Agency Agreement.

(4)           Governing Law

This Supplement to the Warrant Agency Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be binding upon the parties hereto and their respective successors and assigns.

(5)           Effective Date

This Supplement to the Warrant Agency Agreement shall take effect upon the date first above written.

(6)           Counterparts

This Supplement to the Warrant Agency Agreement may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Supplement to the Warrant Agency Agreement.

GLASS HOUSE BRANDS INC.

By:	(signed) “Kyle Kazan”
Authorized Signatory

ODYSSEY TRUST COMPANY

By:	(signed) “Dan Sander”
Authorized Signatory

By:	(signed) “Amy Douglas”
Authorized Signatory

SCHEDULE “A”

GLASS HOUSE BRANDS INC.

FORM OF WARRANT CERTIFICATE

Certificate No.●

CUSIP 377130117	_______________________________________________
Share Purchase Warrants

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY U.S. STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE U.S. STATE SECURITIES LAWS, OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE DEFINED AS SET FORTH IN REGULATION S UNDER THE U.S. SECURITIES ACT.”

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AFTER THE TIME OF EXPIRY AS DESCRIBED HEREIN.

THIS CERTIFICATE IS TO CERTIFY that for value received ● (herein referred to as the “Holder”) is the registered holder of the number of Warrants of Glass House Brands Inc. (the “Corporation”) stated above, and subject to adjustment provisions as set forth in the Warrant Agency Agreement (as defined below), is entitled to acquire, on the date that is 65 days following the date of the closing of the Transaction (the “Commencement Time”) and up until 5:00 p.m. (Toronto time) on the date that is five years after the date of completion of the Transaction, or the next succeeding Business Day of such date is not a Business Day (the “Expiry Date”), upon payment of US$11.50 (the “Exercise Price”) for each Warrant represented hereby, one Share (as defined herein), all in the manner and subject to the restrictions and adjustments set forth in the Warrant Agency Agreement, provided that if an Acceleration Event occurs and the Corporation accelerates the Expiry Date in accordance with Section 3.3 of the Warrant Agency Agreement, the Expiry Date shall be determined in accordance with Section 3.3 of the Warrant Agency Agreement. In accordance with Section 3.4 of the Warrant Agency Agreement, the Corporation, at its option, may redeemed each Warrant represented hereby.

For purposes of this Certificate, any reference to “Shares” shall mean the Subordinate Voting Shares for which the Warrants are conferred the right to acquire, provided that in the event of any adjustment in accordance with the provisions of the Warrant Agency Agreement, “Shares” shall thereafter mean the shares or other securities or property resulting from such adjustment, and “Share” means any one of them.

Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Agency Agreement. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Agency Agreement, the terms and conditions of the Warrant Agency Agreement shall govern.

The Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an Agreement (which Agreement, together with all other instruments ancillary thereto, is referred to herein as the “Warrant Agency Agreement”) dated as of May 13, 2019, as supplemented, between the Corporation (fka Mercer Park Brand Acquisition Corp.) and Odyssey Trust Company (the “Warrant Agent”). Reference is hereby made to the Warrant Agency Agreement for a full description of the rights of the holders of the Warrants, the Corporation and the Warrant Agent in respect thereof, and the terms and conditions upon which the Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Warrant Agency Agreement were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Warrant Agency Agreement. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Warrant Agency Agreement, the Warrant Agency Agreement shall prevail. The Corporation will furnish to the holder of this Certificate, upon request and without charge, a copy of the Warrant Agency Agreement.

In the event that prior to the Expiry Date, the Holder has not exercised the Warrants represented hereby in accordance with the terms of the Warrant Agency Agreement, then any Warrants represented by this Certificate which have not been so exercised shall be deemed to have expired and shall be of no further force and effect as of 5:00 p.m. (Toronto time) on the Expiry Date.

Upon exercise, the Warrants so exercised shall be void and of no value or effect.

Certificates representing the Shares issued upon exercise of the Warrants (reflecting any adjustments as provided herein and in the Warrant Agency Agreement) shall, within five Business Days after the Exercise Date, be mailed by the Corporation to the address of the Holder thereof last appearing on the register of Holders maintained by the Warrant Agent. The Warrants are subject to Section 3.3 in the event of an Acceleration Event (as defined in the Warrant Agency Agreement).

The right to acquire Shares may only be exercised by the Holder within the time set forth above by:

(a)	duly completing and executing the Exercise Form attached hereto;

(b)	except in respect of a “cashless” exercise in accordance with Section 3.2(3) or Section 3.2(4) of the Warrant Agency Agreement, as applicable, by providing a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Corporation for the aggregate purchase price of the Shares so subscribed; and

(c)	surrendering this Warrant Certificate to the Warrant Agent at the Warrant Agency;

all in accordance with Section 3.2 of the Warrant Agency Agreement.

The Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the offices referred to above.

Upon surrender of these Warrants, the Person or Persons in whose name or names the Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Warrant Agency Agreement) to be the holder or holders of record of such Shares, and the Corporation has covenanted that it will (subject to the provisions of the Warrant Agency Agreement) cause a certificate or certificates representing the Shares to be delivered or mailed to the Person or Persons at the address or addresses specified in the Exercise Form within five Business Days.

The Warrant Agency Agreement provides for adjustments to certain rights of Holders including the number of Shares issuable upon exercise of the Warrants upon subdivision, consolidation or reclassification of the Shares or any reclassification or capital reorganization of the Corporation and certain dividends and distributions of securities, including rights, options or warrants to purchase Shares or securities convertible or exchangeable into Shares or assets of the Corporation. The Holder should refer to the Warrant Agency Agreement which provides for adjustments in certain other events.

The Corporation shall not be required, upon valid exercise of any Warrants after the Commencement Time and prior to the Expiry Time, to issue fractions of Shares or to distribute certificates which evidence the same. A Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. Any fractional Shares to which a Holder is entitled shall be rounded down to the nearest whole Share, and no cash or other consideration will be paid in lieu of fractional Shares.

The terms and conditions relating to the Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Warrant Agency Agreement. The Warrant Agency Agreement contains provisions making binding upon all Holders of Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Shares which may be acquired pursuant to the exercise of all of the then outstanding Warrants.

The holding of the Warrants, as evidenced by this Certificate, shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Corporation except such rights as may be provided in the Warrant Agency Agreement or in this Certificate.

The Holder of this Certificate may, upon compliance with the reasonable requirements of the Warrant Agent and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Shares as are issuable under this Certificate.

The Warrants evidenced by this Certificate may only be transferred in accordance with applicable securities laws and upon due execution and delivery to the Warrant Agent of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Warrant Agency Agreement and compliance with such other reasonable requirements as the Warrant Agent may prescribe.

The Warrants represented hereby have not been registered under the U.S. Securities Act or any applicable state securities laws. Accordingly, Warrants may not be distributed or transferred in the United States or to, or for the benefit of, a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act) unless the distribution or transfer is being made in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and the Holder has furnished to the Corporation and the Warrant Agent an opinion of counsel in form and substance satisfactory to the Corporation and the Warrant Agent to such effect. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of Warrants or its transferee.

This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent under the Warrant Agency Agreement.

The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in his or her name and all documents relating to such Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu’il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s’y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed as of the ___ day of _______________, 20__.

GLASS HOUSE BRANDS INC.

By:
Name:
Title:

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Agency Agreement. Signed by the Warrant Agent as of the _____ day of ___________________, 20___.

ODYSSEY TRUST COMPANY

By:
Authorized Signing Officer

EXERCISE FORM

TO:              GLASS HOUSE BRANDS INC.

AND TO:    ODYSSEY TRUST COMPANY

(1)	The undersigned hereby irrevocably subscribes for, and exercises his or her right to be issued, the number of Shares set forth below, such Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Agency Agreement.

(2)	The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A ☐	The undersigned holder is a U.S. Person (as such term is defined in Schedule 3, a “U.S. Person”) and an “accredited investor” as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “Act”) and I have indicated the category of accredited investor I fall under in the U.S. Investor Certificate attached hereto as Schedule 1. The undersigned holder is further (a) making the representations and warranties contained in Appendix A with the intent that the Corporation and Odyssey rely on such representations and warranties and (b) providing to Odyssey an opinion of counsel in the form set forth on Schedule 2 addressed to the above parties that my exercise of the Warrant is in compliance with United States securities laws.

B ☐	The undersigned holder is a U.S. Person and is electing or is required to make a “cashless exercise” of the Warrants pursuant to Section 3.2(3) or Section 3.2(4), as applicable, of the Warrant Agency Agreement. The undersigned holder is making the representations and warranties contained in Appendix A with the intent that the Corporation and Odyssey as well as counsel to the Corporation and Odyssey rely on such representations and warranties in issuing Securities to the undersigned and the provision of any legal opinions required in connection therewith.

C ☐	The undersigned holder (i) at the time of exercise of the Warrants is not in the United States and did not execute and deliver this exercise form in the United States; and (ii) is not a U.S. Person, and is not exercising the Warrants for the account or benefit of a U.S. Person.

D ☐	The undersigned holder (a) is the original United States “qualified institutional buyer”, within the meaning of Rule 144A under the U.S. Securities Act (a “Qualified Institutional Buyer”), that purchased the Warrants pursuant to the Corporation’s Offering and delivered the certificate of Qualified Institutional Buyer attached to the U.S. Private Placement Memorandum in connection with its purchase of Class A Restricted Voting Units, (b) is exercising the Warrants for its own account or for the account of the Qualified Institutional Buyer with respect to which it exercises sole investment discretion and for which it purchased the Warrants, and (c) is, and such principal, if any, is, a Qualified Institutional Buyer at the time of exercise of these Warrants and the representations and warranties of the holder made in the original U.S. Private Placement Memorandum including the certificate of Qualified Institutional Buyer remain true and correct as of the date of exercise of these Warrants.

DATED as of this _______________________ day of_____________ , 20____.

Number of Securities:

Name (full legal name of Subscriber) and Address of Subscriber:

By:
(signature)

(please print name)

(official capacity)

(telephone number)

(email address)

The undersigned hereby irrevocably directs that the Shares be issued and delivered as follows:

Name in full	Address (include Postal Code)	Number of Shares

(Please print full name in which certificate(s) are to be issued.)

Dated this _______ day of ________________________, ____________.

Signature Guaranteed	Signature of Registered Holder

Name of Registered Holder

☐           Please check box if certificates representing these Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address set forth above.

Instructions:

The registered holder may exercise his or her right to receive Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised, together with the applicable payment therefor, to Odyssey Trust Company, 350 – 300 5th Ave SW, Calgary, AB T2P 3C4. Certificates for Shares shall be delivered or mailed within five Business Days after the exercise of the Warrants.

If the Exercise Form indicates that Shares are to be issued to a Person or Persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

If Box A is checked, any opinion tendered must be in form and substance satisfactory to the Corporation and the Warrant Agent. Holders planning to deliver an opinion of counsel in connection with the exercise of Warrants should contact the Corporation and the Warrant Agent in advance to determine whether any opinions to be tendered will be acceptable to the Corporation and the Warrant Agent.

Appendix A

U.S. Investor Representations

a.	I acknowledge that on exercise of the Warrant, I will be receiving newly issued Securities that will be exempt from the registration requirements of Act, and applicable state securities laws, and I consent to receiving such Securities.

b.	I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of acquiring the Securities on exercise of the Warrant.

c.	I understand that an investment in the Securities involves certain risks and I understand and accept such risks; I have, to the extent I believe necessary, obtained independent tax, legal and financial advice in making my investment decision in the Securities and have determined that the Securities are a suitable investment for me in light of such risks.

d.	I understand that the financial statements of the Corporation have been prepared in accordance with international financial reporting standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

e.	I have had access to such information concerning the Corporation as I have considered necessary or appropriate in connection with my investment decision to acquire the Securities.

f.	I acknowledge that the Securities have not been registered under the Act or any state securities acts and are instead being offered and sold in reliance on federal and state exemptions for private offerings. The Securities for which I hereby subscribe are being acquired solely for my own account, for investment and not with a view to or for the resale, distribution, subdivision or fractionalization thereof, and I have no plans to enter into, and has not entered into, any contract, undertaking, agreement or arrangement to such end. I understand and acknowledge that the Corporation has no obligation or present intention of with the United States Securities and Exchange Commission or with any state securities administrator or commission any registration statement in respect of resales of the Securities in the United States.

g.	I understand and acknowledge that the Securities are “restricted securities” within the meaning of Rule 144 (“Rule 144”) under the Act, and that, if in the future I decide to offer, resell, pledge or otherwise transfer any of the Securities, such securities may be offered, sold, pledged or otherwise transferred only (a) to the Corporation; (b) in accordance with Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (c) in another transaction that does not require registration under the Act or any applicable state securities laws of the United States. I understand and acknowledge that (i) if the Corporation is deemed to have been at any time previously an issuer with no or nominal operations and no nominal assets other than cash and cash equivalents, Rule 144 under the Act may not be available for resales of the Securities and (ii) the Corporation is not obligated to make Rule 144 under the Act available for resales of the Securities.

h.	I acknowledge and agree that the Securities will bear a legend substantially in the following form indicating that the resale of such securities is restricted from transfer:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (C) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS”

[Remainder of Page Intentionally Left Blank]

SCHEDULE 1

U.S. INVESTOR CERTIFICATE

This certificate contains certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate and the applicable Exhibits and Appendices attached hereto.

TO:	GLASS HOUSE BRANDS INC.

TO:	ODYSSEY TRUST COMPANY

Reference is made to the “Notice of Exercise of Warrant” dated as of the date hereof (the “Notice”). Upon execution of this Investor Certificate (“Certificate”) by the undersigned Shareholder, this Certificate shall be incorporated into and form a part of the Notice. Capitalized terms used herein and not defined have the meanings ascribed thereto in the Notice. All references to dollar amounts in this Certificate are to the lawful currency of the United States.

The Shareholder hereby certifies to the Corporation that it is an investor falling into the category checked below:

☐	Category 1	a bank as defined in Section 3(a)(2) of the Act whether acting in its individual or fiduciary capacity; or

☐	Category 2	a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; or

☐	Category 3	a broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; or

☐	Category 4	an insurance company as defined in Section 2(a)(13) of the Act; or

☐	Category 5	an investment company registered under the U.S. Investment Company Act of 1940; or

☐	Category 6	a business development company as defined in Section 2(a)(48) of the U.S. Investment Company Act of 1940; or

☐	Category 7	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958; or

☐	Category 8	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; or

☐	Category 9	an employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors; or

☐	Category 10	a private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940; or

☐	Category 11	an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000; or

☐	Category 12	an executive officer or director of the Corporation; or

☐	Category 13	a natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of the person’s purchase exceeds $1,000,000 (for purposes of calculating net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability); or

☐	Category 14	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	Category 15	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment; or

☐	Category 16	an entity in which all of the equity owners meet one or more of the categories set forth above.

Dated:		Signed

Print name of Shareholder

SCHEDULE 2

FORM OF OPINION OF COUNSEL

Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California 90807

- and -

Odyssey Trust Company

350 – 300 5th Ave SW

Calgary, AB T2P 3C4

Canada

Ladies and Gentlemen:

We have acted as counsel in the United States to _______________ (the “Warrantholder”) in connection with the exercise by the Warrantholder of Warrants (“Warrants”) of Glass House Brands Inc. (the “Corporation”) to acquire ________________ Subordinate Voting Shares of the Corporation (the “Securities”) issued pursuant to the Warrant Agency Agreement, dated May 13, 2019, as subsequently amended, between the Corporation and Odyssey (the “Warrant Agency Agreement”). We have examined the terms of the Warrant and the Warrant Agency Agreement and made other investigations as we have deemed necessary to provide the opinions contained herein.

It is our opinion that acquisition of the Securities by the Warrantholder pursuant to the exercise of the Warrant and the issuance and delivery of the Securities pursuant to such exercise are exempt from the registration requirements of the United States Securities Act of 1933, as amended.

Signed

SCHEDULE 3

DEFINITION OF U.S. PERSON

A “U.S. Person” means:

(i) Any natural person resident in the United States;

(ii) Any partnership or corporation organized or incorporated under the laws of the United States;

(iii) Any estate of which any executor or administrator is a U.S. person;

(iv) Any trust of which any trustee is a U.S. person;

(v) Any agency or branch of a foreign entity located in the United States;

(vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii) Any partnership or corporation if:

(A) Organized or incorporated under the laws of any foreign jurisdiction; and

(B) Formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Schedule 1) who are not natural persons, estates or trusts.

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	GLASS HOUSE BRANDS INC.
AND TO:	ODYSSEY TRUST COMPANY

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to _______________________________________________________ ____________________________________________________________________________________________________________________________________________________________________________________________________________________ (print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocable constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a United States restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made only to the Corporation;
☐	(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “B” to the Warrant Agency Agreement, or
☐	(C) the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed in a manner that does not require registration under the U.S. Securities Act and any applicable state securities laws. Further, the undersigned represents, warrants and certifies that the proposed transferee has been advised of the applicable restrictions on exercise of the Warrants in the United States, or by or for the account or benefit of a U.S. Person.

☐	If transfer is to a person in the United States, or to or for the account or benefit of a U.S. Person, check this box.

DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF

SIGNATURES (BELOW)

Signature of Transferor

Guarantor’s Signature/Stamp	Name of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.